FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Issuer Call Notification dated 16 March 2015
Exhibit No. 2	De-Listing Notification dated 24 March 2015
Exhibit No. 3	De-Listing Notification dated 30 March 2015

Exhibit 1

16 March 2015

ISSUER CALL NOTIFICATION

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B5M9VX95 ISIN Code: GB00B5M9WY77 ISIN Code: GB00B5MP8J23 ISIN Code: GB00B59N1Q72 ISIN Code: GB00B59N2203 ISIN Code: GB00B59N2971

The terms and conditions of the Securities are (1) the terms and conditions (the "Conditions") set out in the prospectus dated 26 September 2008 relating to the Issuer's Certificate and Warrant Programme (the "Programme Prospectus") and (2) the terms and conditions (the "Product Conditions") set out in the prospectus dated 3 April 2009 relating to the Issuer's Exercisable Certificates/Warrants and Redeemable Certificates programme (which incorporates by reference the provisions referred to in (1) above) (the "Base Prospectus"), as completed by the final terms.

Pursuant to its notice obligations under Condition 11 of the Programme Prospectus, as supplemented from time to time, the Issuer has given notice that it is exercising its right to redeem all of the outstanding Securities pursuant to the Issuer Call provision under Product Condition 8 of the Base Prospectus.

Pursuant to Listing Rule 5.2.8, the Issuer has filed notification of its intention to cancel the above referenced Securities from the UK Listing Authority's Official List and from trading on the London Stock Exchange as of 17 March 2016.

To view the notification, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/5325H_-2015-3-16.pdf

For further information, please contact:

Contact: Christophe Dubost
Email: christophe.dubost@rbs.com
Tel: +44 20 7678 3263
Address: 135 Bishopsgate, London EC2M 3UR
http://markets.rbs.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus, the Programme and the relevant final terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus, the Programme and/or the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus, the Programme and/or the Final Terms is not addressed. Prior to relying on the information contained in the Base Prospectus, the Programme and/or the Final Terms, you must ascertain from the Base Prospectus, the Programme and/or the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2

24 March 2015

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B5V17830
ISIN Code: GB00B6HZ5151
ISIN Code: GB00B8ZBQ270
ISIN Code: GB00B8ZBQ163
ISIN Code: GB00B8ZBQ056
ISIN Code: GB00B8ZBPY25
ISIN Code: GB00B8ZBPX18
ISIN Code: GB00B8ZBPW01
ISIN Code: GB00B8WQ2D83

The Issuer holds 100 percent of the Securities in their own account, therefore no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole Securityholder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List of the FCA effective on 24 April 2015 (see links below). Following such delisting the Securities will cease trading.

http://www.rns-pdf.londonstockexchange.com/rns/3057I_-2015-3-24.pdf

For further information, please contact:

RBS Markets

+44 20 7678 1962

http://markets.rbs.com

Exhibit 3

30 March 2015

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B70H4R44 ISIN Code: GB00B70H4S50

The Issuer holds 100 percent of the Securities in their own account, therefore no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole Securityholder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List of the FCA effective on 30 April 2015 (see links below). Following such delisting the Securities will cease trading.

http://www.rns-pdf.londonstockexchange.com/rns/9066I_-2015-3-30.pdf

For further information, please contact:

RBS Markets

+44 20 7678 1962

http://markets.rbs.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary